SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2006
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On July 26, 2006, G. Willi-Food International Ltd. ("Registrant") distributed to its shareholders its proxy statement for the annual general meeting of shareholders to be held on August 30, 2006.

     Attached hereto and incorporated by reference herein is a copy of the Registrant's proxy statement and proxy card for the annual general meeting of shareholders to be held on August 30, 2006.

     This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 (File No. 333-11848) of the Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  July 27, 2006

                                          By: /s/ Joseph Williger
                                          -----------------------
                                          Joseph Williger
                                          Chief Executive Officer

                        G. WILLI-FOOD INTERNATIONAL LTD.
        3 NAHAL SNIR STREET, NORTHERN INDUSTRIAL ZONE, YAVNE 81224 ISRAEL
                     TEL: 972-8-9322233; FAX: 972-8-9322299

      NOTICE OF ANNUAL GENERAL MEETING AND SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON AUGUST 30, 2006

NOTICE IS HEREBY GIVEN that on Wednesday August 30, 2006, at 4:00 p.m. Israeli time, the Annual General Meeting and the Special Meeting of Shareholders (the "Meeting") of G. Willi-Food International Ltd. (the "Company") will be held at the offices of the Company, 3 Nahal Snir Street, Northern Industrial Zone, Yavne 81224 Israel.

THE MATTERS ON THE AGENDA OF THE MEETING AND THE SUMMARY OF THE PROPOSED RESOLUTIONS ARE AS FOLLOWS:

1. To elect Messrs. Joseph Williger, Zvi Williger and Rachel Bar-Ilan, as Directors of the Company, each to hold office subject to the Company's Articles of Association and the Israeli Companies Law;

2. To approve compensation to the current and future External Directors for their three-year term and to the current and future non-executive Directors (other than Zvi Williger and Joseph Williger) starting January 1st, 2006;

3. To re-appoint Mr. Shay Bazak as an External Director of the Company for additional three-year period;

4. To nominate Mr. Arial Herzfeld as an External Director of the Company for a period of three years;

5.   To ratify the re-appointment Deloitte Touche - Brightman, Almagor & Co. CPA
     (ISR) as the Company's Independent Auditors for the year 2006 to serve until the next annual general meeting of the Company's shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration;

6. To receive and consider the Financial Statements of the Company for the fiscal year ended December 31, 2005 together with the report of the auditors thereon and the report of the Board of Directors for such year; and

7. To transact such other business as may properly come before the Meeting or any adjournment thereof.

     A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting.

     In addition, whether or not a shareholder plans to attend, a shareholder can ensure his vote is represented at the Meeting by promptly completing, signing, dating and returning his proxy (in the form attached) in the enclosed envelope to the offices of the Company or the offices of the Company's transfer agent no later than 72 hours prior to the Meeting (no later than August 27, 2006 at 16:00 p.m (Israel Time)).

     The Board of Directors has fixed the close of business on July 21, 2006 as the record date for determination of shareholders entitled to notice of, to attend and to vote at, the Meeting. Only shareholders of record at the close of business on July 21, 2006 (the "Record Date") are entitled to vote at the Meeting. Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

     The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters.

     You are cordially invited to attend the Meeting. Whether or not you intend to attend the Meeting, you are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

     Copies of the Company's audited financial statements for the fiscal year ended December 31, 2005 together with the report of the auditors thereon and the complete copy of the proposed resolutions shall be available for public inspection each day from August 21, 2006 until August 28, 2006, between the hours of 9:00 a.m. - 5:00 p.m. at the Company's offices in 3 Nahal Snir Street, Northern Industrial Zone, Yavne 81224 Israel.

By order of the Board of Directors
sS/ Joseph Williger
-------------------

Joseph Williger
CHIEF EXECUTIVE OFFICER                      Dated: Yavne, Israel, July 26, 2006

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 3 NAHAL SNIR STREET, NORTHERN INDUSTRIAL ZONE,
                               YAVNE 81224 ISRAEL

                                 PROXY STATEMENT

                             -----------------------

     This proxy statement is furnished to shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the "Company") of proxies to be voted at the Annual General Meeting and the Special Meeting of Shareholders (the "Meeting") of the Company to be held on August 30, 2006 at 4:00 p.m. (Israeli time) at the offices of the Company, 3 Nahal Snir Street, Northern Industrial Zone, Yavne 81224, Israel, and at any adjournment thereof. This proxy statement and the proxies solicited hereby are first being sent or delivered to shareholders on or about July 26, 2006.

                               GENERAL INFORMATION

     Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. A form of proxy for use at the Meeting is attached. All Ordinary Shares of the Company, nominal value NIS 0.1 per share (the "Ordinary Shares"), represented at the Meeting by properly executed proxies received by the Company at its offices or the offices of the Company's transfer agent by 4:00 p.m. (New York City time) at least 72 hours prior to the Meeting and which are not revoked will be voted at the Meeting in accordance with the instructions contained therein. If the person executing or revoking a proxy does so under a power of attorney or other authorization, including authorization by a corporation's Board of Directors or shareholders, the Company must receive the original or a duly certified copy of the power of attorney or other authorization. A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting or by executing a later proxy, provided that such later proxy is received within the above-referenced time period, or by submitting a written notice of revocation to the Secretary of the Company at the Company's offices at least 24 hours prior to the Meeting. If the proxy is signed properly by the shareholder and is not revoked, it will be voted at the Meeting. If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification. Otherwise, the proxy will be voted in favor of each of the matters described herein.

     The presence of two or more shareholders in person or by proxy representing not less then 25% of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting. Under the Company's Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically until one week thereafter at the same time and place, or at any other time and place as the Directors may designate and state in a notice to the shareholders. If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 25% of the outstanding Ordinary Shares entitled to vote is not present, then the presence of only two shareholders (irrespective of the number of Ordinary Shares they own) will be sufficient to constitute a quorum for all matters to be considered at the Meeting.

     Proxies will be solicited chiefly by mail; however, certain officers, Directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

     The adoption of resolutions 1, 2, 5 and 6 as described herein is contingent upon, in each case, the favorable vote of a simple majority of the Company's shareholders attending and voting at the Meeting.

     The adoption of resolution 3 and 4 is contingent upon the favorable vote of a simple majority of the Company's shareholders attending and voting at the General Meeting of the Company's shareholders, provided that either (i) such majority includes at least one third of the total votes of shareholders who are not "Controlling Shareholders" participating at the voting in person or by proxy (with abstentions not taken into consideration in counting the above-referenced shareholder votes), or (ii) the total number of shares of non-Controlling Shareholders that vote against such resolution does not exceed one percent of the aggregate voting rights in the Company. A "Controlling Shareholder" is defined in the Israeli Companies Law - 1999 (the "Israeli Companies Law") as a shareholder with the ability to direct the activity of the Company, excluding an ability deriving merely from holding an office of director or another office in the Company. Under the Israeli Companies Law, a person shall be presumed to control a company if he holds half or more of (1) The right to vote at a general meeting of the company or a corresponding body of another corporation; or (2) The right to appoint directors of the company or its general manager.

     Only shareholders of record at the close of business on July 21, 2006 (the "Record Date") are entitled to vote at the Meeting. At the close of business on the Record Date, 8,615,000 Ordinary Shares were outstanding and eligible for voting at the Meeting. Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

     Copies of the Company's audited financial statements for the fiscal year ended December 31, 2005 together with the report of the auditors thereon and the complete copy of the proposed resolutions will be available at the Meeting as well as each day between August 21, 2006 until August 28, 2006, between the hours of 9:00 a.m. - 5:00 p.m. at the Company's offices in 3 Nahal Snir Street, Northern Industrial Zone, Yavne 81224 Israel.

     To the extent you would like to state your position with respect to any of proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli Companies Law, you may do so by delivery of a notice to the Company's offices located at 3 Nahal Snir Street, Northern Industrial Zone, Yavne 81224 Israel, not later than July 31, 2006. Our Board of Directors may respond to your notice not later than August 5, 2006.

     Following the Meeting, one or more shareholders holding, at the Record Date, at least 430,750 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company's offices during business hours.

     Each shareholder that attends the Meeting in person or delivers a signed Proxy card shall, prior to exercising such shareholder's voting rights at the meeting with respect to proposals 3 and 4, advise the Company whether or not such shareholder is a Controlling Shareholder.

--------------------------------------------------------------------------------
       THESE PROXY AND PROXY CARD SHALL ALSO SERVE AS A VOTING DEED (KTAV
           HATZBA'A) AS SUCH TERM IS DEFINED UNDER THE COMPANIES LAW.
--------------------------------------------------------------------------------

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth, as of May 30, 2006, the number of Ordinary Shares beneficially owned by (i) each shareholder known to the Company to own more than 5% of the Ordinary Shares and (ii) all Directors and officers as a group: The information presented in the table is based on 8,615,000 Ordinary Shares outstanding as of May 30, 2006.

                                                    NUMBER OF      PERCENTAGE OF
                                                  ORDINARY SHARES     ORDINARY
NAME AND ADDRESS                                BENEFICIALLY OWNED     SHARES
----------------                                ------------------     ------
Willi Food Investments Ltd. ("Willi Food") (1)     6,372,904           73.98%
Joseph Williger (1)(2)                             6,372,904 (2)       73.98%
Zvi Williger (1)(2)                                6,535,914 (2)       75.87%
All Directors and officers as a group (2 persons)  6,535,914 (2)       75.87%

(1) Willi Food's securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi Food are located at 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel. The business address of each of Messrs. Joseph Williger and Zvi Williger is c/o the Company, 3 Nahal Snir St., Northern Industrial Zone, Yavne, 81224 Israel.

(2) Includes 6,372,904 Ordinary Shares owned by Willi Food. Messrs. Zvi Williger and Joseph Williger serve as Directors and executive officers of Willi Food and of the Company. Under the Israeli Companies law, Mr. Zvi Williger is deemed to be the controlling shareholder of Willi Food and has the ability to control the Company's management and policies, including matters requiring shareholder approval such as the election of Directors. Under the Israeli Companies law, Mr. Joseph Williger, who owns approximately 17% of the Ordinary Shares of Willi Food, is not deemed to be a member of a group with Mr. Zvi Williger or a controlling shareholder of the Company.

All of the shareholders of the Company (including Willi Food) have the same number of votes for each ordinary share held. Accordingly, the major shareholders of the Company, Willi Food, do not have voting rights that are different from those of the Company's other shareholders. The Company believes that, as of May 30, 2006, 2,079,086 Ordinary Shares (approximately 24.13% of its outstanding Ordinary Shares) were held by persons who are not officers, Directors or the owners of 10% of the Company's outstanding Ordinary Shares. As of May 30, 2006, there were 16 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record, including a part of the Company's shares held by Willi Food through brokers, represented approximately 60.5% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

     PROPOSAL NO. 1 TO ELECT DIRECTORS

     The Board of Directors has proposed that the following persons, all of whom are incumbent Directors, be elected as Directors to serve in such office until the next Annual General Meeting of shareholders, and until their respective successors have been duly elected: (i) Joseph Williger, (ii) Zvi Williger and
(iii) Rachel Bar-Ilan. Such nominees are to serve together with Mr. Shai Bazak, who serves as an External Director of the Company and together with Mr. Arial Herzfeld who is nominated to be appointed as an External Director at the Meeting. Unless authority to do so is withheld, it is intended that proxies solicited by the Board of Directors will be voted for the election of the persons nominated. If any nominee is unable or unwilling to serve, which the Board of Directors does not anticipate, the persons named in the proxy will vote for another person in accordance with their best judgment.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that each of Joseph Williger, Zvi Williger and Rachel Bar-Ilan be, and hereby is, elected to hold office as a Director of the Company until the close of the next Annual General Meeting."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR PROPOSAL NO. 1.

     The following information is supplied by the Board of Directors of the Company with respect to each person nominated and recommended to be elected as Director, based upon the records of the Company and information furnished to it by the nominee.

     JOSEPH WILLIGER, age 49, has served as the Chief Executive Officer (or general manager) and a Director of the Company since its inception in January 1994. He has also served as a Chairman of the Company's subsidiaries, W.F.D. (Import, Marketing and Trading) Ltd. ("W.F.D.") and Gold Frost Ltd. ("Gold Frost"), since November 1996 and April 2001, respectively. Mr. Williger has also served as a Director and as chairman of the Board of Willi Food, the controlling shareholder of the Company, since December 1992 and June 1994, respectively. Mr. Williger has served as Director of Titanic Food Ltd. ("Titanic"), a company he owns together with Mr. Zvi Williger, since April 1990. Mr. Williger received his academic education in economics from Bar-Ilan University in Israel and in Business Management from Nortrige University in Los Angeles. Mr. Williger is the brother of Zvi Williger, Chief Operating Officer and Chairman of the Board of Directors of the Company.

     ZVI WILLIGER, age 51, has served as the Chief Operating Officer and Chairman of the Company since January 1997, and from inception of the Company to January 1997 as a Director and Manager of Marketing Development of the Company. Mr. Williger has also served as a Director of the Company's subsidiaries, W.F.D. and Gold Frost, since November 1996 and April 2001, respectively. Mr. Williger has also served as a Director of Willi Food since December 1992. Mr. Williger served as Director of Titanic since April 1990. Mr. Williger attended Fresno University in California. Zvi Williger is the brother of Joseph Williger, Chief Executive Officer and a Director of the Company.

     RACHEL BAR-ILAN, age 48, has served as Director of the Company since May 2001. Ms. Bar-Ilan is a member of the Audit Committee of the Company. Since 2005, she has been the general manager of ORTHOBAR Company, a privately owned company established in 2002, which provides medical services and orthopedic equipment to hospitals, institutes, emergency medical care center and private clinics and patients. From 1999 to 2004, Ms. Bar-Ilan managed the marketing and application of medical laboratory instrumentation in medical laboratories of Medtechnica Ltd., a company publicly traded on the Tel Aviv Stock Exchange. From 1994 to 1999, Ms. Bar-Ilan worked for Agentec Ltd., where she has been in charge of the marketing and application of medical instrumentation in the chemical field. Ms. Bar-Ilan received her degree in Medical Science (M.Sc.) from the Technion - Israel Institute of Technology in Haifa, Israel.

TERMS OF OFFICE

     Directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where Directors (who are not External Directors) are appointed by the Board of Directors, and their appointment is later ratified at the first meeting of the shareholders thereafter. Except for External Directors (as discussed below), Directors serve until the next annual general meeting of the shareholders.

AUDIT COMMITTEE

     The Company's Ordinary Shares are listed for quotation on the Nasdaq Capital Market, and the Company is subject to the rules of the Nasdaq Capital Market applicable to listed companies. Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent Directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Rachel Bar-Ilan, Shai Bazak and David Weiss qualify as independent Directors under the current Nasdaq requirements, and are members of the Audit Committee. David Weiss will serve as an independent Director until August 30, 2006. In August 30, 2006, at the Meeting, the shareholders will be asked to appoint Mr. Arial Herzfeld as an independent Director to the Board of Directors and to the Audit Committee. Under applicable SEC and Nasdaq requirements, our audit committee is directly responsible for the appointment, compensation and oversight of our independent auditors.

     The responsibilities of the audit committee under the Israeli Companies Law include identifying irregularities in the management of the company's business and approving related party transactions as required by law.

INDEPENDENT DIRECTORS

     The Company is a "Controlled Company" within the meaning of the Nasdaq rules since more than 50% of its voting power is held by Willi Food. As a Controlled Company, the Company is exempt from certain Nasdaq independence requirements, such as the requirement that a majority of the Board of Directors be independent and the rules relating to independence of Directors approving nominations and executive compensation.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Company's Board of Directors held five meetings during the year ended December 31, 2005. Each of the Directors, besides Mr. Bazak and Mr. Weiss, attended, in person, 100% of the meetings of the Board of Directors. Mr. Weiss attended, in person, 80% of the meeting of the Board of Directors and Mr. Bazak attended, in person, 40% of the meeting of the Board of Directors.

     In July 1996 the Board of Directors established an Audit Committee. The Audit Committee currently consists of three members: Rachel Bar-Ilan, Shai Bazak and David Weiss, who is the "audit committee financial expert" as defined by the rules and regulations of the U.S. Securities and Exchange Commission. Mr. David Weiss will terminate his office on August 30, 2006 and will be replaced by Mr. Ariel Herzfeld. The Audit Committee held three meetings during the year ended December 31, 2005.


     PROPOSAL NO. 2 TO APPROVE COMPENSATION FOR NON-EXECUTIVE DIRECTORS

     Under the Israeli Companies Law, Director's compensation requires shareholder approval. At the Meeting, the Shareholders will be asked to approve compensation to the current and future External Directors for their three-year term and to the current and future non-executive Directors (other than Zvi Williger and Joseph Williger) starting January 1st, 2006. During the fiscal year ended December 31, 2005, the Company has paid and obliged itself to pay compensation to its External Directors and non-executive Directors in the aggregate amount of NIS 70 thousand (USD 15 thousand). The compensation to be approved to be paid to each of the current and future External Directors for their appointment period and to each of the current and future non-executive directors (other than Zvi Williger and Joseph Williger) starting January 1st, 2006, shall be equal to the determined amounts per meeting and the minimal annually amounts, as such amounts are defined and determined in the Companies Regulations (Rules on Amount of Remuneration and Refund of Expenses to External Directors) 5760 - 2000, as amended...Such compensation shall be determined in accordance with the Company's rank under these regulations. As of this date the Company's rank is C. The amounts of compensation to be approved pursuant to this proposal, have been approved by the Company's Audit Committee and by the Board of Directors.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that the compensation for our current and future External Directors for their three-year term and to the current and future non-executive Directors (other than Zvi Williger and Joseph Williger) starting January 1st, 2006, shall be equal to the determined amounts per meeting and the minimal annually amounts, as such amounts are defined and determined in the Israeli Companies Regulations (Rules on Amount of Remuneration and Refund of Expenses to External Directors) 5760 - 2000, as amended."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR PROPOSAL NO. 2.

     PROPOSAL NO. 3 TO RE-APPOINT MR. SHAY BAZAK AS AN EXTERNAL DIRECTOR OF THE
                    COMPANY FOR ADDITIONAL THREE-YEAR PERIOD

     The Board of Directors has proposed that Mr. Shay Bazak, who was originally appointed as an External Director on August 27, 2003 for a period of three years, be re-appointed as an External Director for additional period of three consecutive years commencing August 27, 2006. It is the intention of the parties named in the proxy to vote for the election of Mr. Bazak.

     The following information is supplied with respect to Mr. Bazak is based upon the information furnished to the Company by Mr. Bazak.

     SHAI BAZAK, age 38, has served as an External Director since August 2003 and has received an MA in Public Administration. He is a director manager of C.P.M. Israel Investment Company Ltd., an investment company. From 1998 through 2000, he served as the Consul General of Israel to Florida and Puerto Rico. From 1996 through 1998, he was spokesperson and media affairs advisor to the Prime Minister of Israel, Mr. Benjamin Netanyahu. From 1994 through 1996, he was the spokesperson and media advisor to the Likud party chairman.

     To the best of the Board of Directors' knowledge Mr. Bazak qualifies the conditions of (i) an External Director under the Companies Law; (ii) "professional expertise" under the Companies Law, as described below; and (iii) an independent Director under applicable Nasdaq rules.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that Mr. Shai Bazak be, and hereby is, elected to hold office as an External Director of the Company for a three-year term in accordance with the provisions of the Companies Law commencing the end of the Meeting."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the election of the aforementioned nominee, provided that either (i) such a majority includes at least a third of the total votes of shareholders, who are not Controlling Shareholders of the Company, participating at the voting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the non-Controlling Shareholders that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

EXTERNAL DIRECTORS UNDER THE ISRAELI COMPANIES LAW

     The Israeli Companies Law requires that the Company have at least two External Directors on its Board of Directors. The election of an External Director under the Israeli Companies Law must be approved by a general meeting of shareholders provided that either: (a) the majority of shares voted at the meeting, including at least one third of the shares of non-Controlling Shareholders participating at the voting, vote in favor of such arrangement or
(b) the total number of shares voted against such arrangement does not exceed one percent of the aggregate voting rights in the company.

     The Israeli Companies Law further requires that at least one External Director have financial and accounting expertise, and that the other External Director(s) have professional expertise, as determined by the company's Board of Directors. Under recently enacted regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company's financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company's business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company's main business.

     To qualify as an External Director, an individual may not have, and may not have had at any time during the previous two years, any "affiliations" with the company or its "affiliates" as such terms are defined in the Israeli Companies Law. In addition, no individual may serve as an External Director if the individual's position or other activities create or may create a conflict of interest with his or her role as an External Director. For a period of two years from termination of office, a former External Director may not serve as a Director or employee of the company or provide professional services to the company for compensation.

     An External Director is appointed for a period of three consecutive years and may be re-appointed for one additional three-year period only. Under the Company's Articles of Association, any committee of the Board of Directors to which the Board of Directors has delegated its powers in whole or in part, must include at least one External Director. Under the Israeli Companies Law, the Audit Committee must include all the External Directors.

     The External Directors of the Company are Mr. Shai Bazak, who was appointed as an External Director in August 2003 and is nominated for re-appointment for an additional three-year period at the Meeting, and Mr. David Weiss, who was appointed as an External Director in August 2004 and will terminate his office on August 30, 2006.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR PROPOSAL NO. 3.

     PROPOSAL NO. 4 TO NOMINATE MR. ARIAL HERZFELD AS AN EXTERNAL DIRECTOR FOR A
                    PERIOD OF THREE YEARS

     The Board of Directors has proposed that the Mr. Arial Herzfeld be elected as an External Director, as a member of the Audit Committee and an "audit committee financial expert" as defined by the rules and regulations of the U.S. Securities and Exchange Commission, to serve in such office for a period of three consecutive years. It is the intention of the parties named in the proxy to vote for the election of Mr. Herzefeld. Mr. Herzfeld would replace Mr. David Weiss, whose term expires on August 30, 2006.

     The following information is supplied with respect to Mr. Herzfeld is based upon the information furnished to the Company by Mr. Herzfeld.

     MR. ARIAL HERZFELD, age 52, is a Certified Public accountant (Israel) and a Certified System Analyst (Israel). Mr. Herzfeld is the senior partner in the Israeli CPA firm, M. Herzfeld & Co. and in Herzfeld-Cohen Management Services where he served in auditing, consulting and managing services, including in information-systems projects to a wide variety of private and public organizations. Mr. Herzfeld is the managing partner in charge of the audit-force nominated by the Israeli Parliamentary Investigation Commission for locating & restoring of property for Holocaust victims in Bank Hapoalim Ltd. (Israel's biggest bank). Mr. Herzfeld served as a Director and a member of the Audit Committee in Crystal Consumer Products Ltd. a prominent Israeli importer of appliances, an Israeli company traded on the Tel Aviv Stock Exchange. Mr. Herzfeld received his BA in Accounting from the University of Denver in Colorado, USA, in 1978 and his MBA (majoring in Information Systems Analysis) from Ono Academic College in Kiryat Ono, Israel in 2005.

     To the best of the Board of Directors' knowledge Mr. Herzefeld qualifies the conditions of (i) an External Director under the Companies Law; (ii) "financial and accounting" under the Companies Law, as described above; (iii) "professional expertise" under the Companies Law, as described above and (iv) an independent Director under applicable Nasdaq rules.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that Mr. Arial Herzfeld be, and hereby is, elected to hold office as an External Director of the Company for a three-year term in accordance with the provisions of the Companies Law commencing the end of the Meeting."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the election of the aforementioned nominee, provided that either (i) such a majority includes at least a third of the total votes of shareholders, who are not Controlling Shareholders of the Company (as defined under the Companies Law), participating at the voting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the non-Controlling shareholders that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR PROPOSAL NO. 4.

     PROPOSAL NO. 5 TO RE-APPOINT INDEPENDENT AUDITORS

     At the Meeting, the shareholders will be asked to ratify the reappointment of Deloitte & Touche - Brightman, Almagor & Co. CPA (ISR), Independent Accountants, ("Deloitte") as independent auditors of the Company to serve until the annual general meeting of the Company's shareholders for the year 2006, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration. A representative of Deloitte will attend the Meeting and will respond to appropriate questions. Deloitte served as the Company's independent auditors for the year ended December 31, 2005.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, to ratify the reappointment of approve the appointment of Deloitte & Touche - Brightman, Almagor & Co. CPA (ISR), Independent Accountants, as independent auditors of the Company to serve until the annual general meeting of the Company's shareholders for the year 2006, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR PROPOSAL NO. 5

     PROPOSAL NO. 6 TO RECEIVE AND CONSIDER THE FINANCIAL STATEMENTS OF THE
                    COMPANY, AUDITORS' REPORT AND DIRECTORS' REPORT

     The Company will distribute at the Meeting the Financial Statements, the Auditors' Report and the Directors' Report for the fiscal year ended December 31, 2005, and present the Company shareholders with certain highlights thereof. It is proposed that the such Auditors' Report, the Financial Statements and the Directors' Report for the fiscal year 2005 that have been presented at the Meeting be received and will be considered by the Shareholders.

                          INFORMATION ABOUT THE COMPANY

     Copies of the Company's audited financial statements for the fiscal year ended December 31, 2005 together with the report of the auditors thereon and the complete copy of the proposed resolutions shall be available for public inspection each day between August 21, 2006 until August 28, 2006, between the hours of 9:00 a.m. - 5:00 p.m. at the Company's offices in 3 Nahal Snir Street, Northern Industrial Zone, Yavne 81224 Israel.

     A copy of the Company's Financial Statements for the year ended December 31, 2005 together with the report of the auditors thereon, will be available upon request by writing to Mr. Gil Hochboim, G. Willi-Food International Ltd., 3 Nahal Snir Street, Northern Industrial Zone, Yavne 81224 Israel.

                                  OTHER MATTERS

     The Board of Directors knows of no other matters to come before the meeting other than the matters referred to in the Notice of Meeting of Shareholders. However, if any other matters which are not now known to the Board should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

Dated: July 26, 2006                    By Order of the Board of Directors

                                        JOSEPH WILLIGER, CHIEF EXECUTIVE OFFICER

                   G. WILLI-FOOD INTERNATIONAL LTD. THIS PROXY
                IS SOLICITED FROM HOLDERS OF THE ORDINARY SHARES
                       ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the "Company") does hereby appoint Messrs. Joseph Williger and Zvi Williger and each of them severally, each with full power of substitution and revocation, to vote all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting and the Special Meeting of Shareholders of the Company, to be held on August 30, 2006, and at any adjournment thereof, upon:

1. A) Election of Mr. Joseph Williger as a Director of the Company, to hold office subject to the Company's Articles of Association and the Israeli Companies Law.

        FOR  [_]                   AGAINST  [_]                  ABSTAIN  [_]

     B) Election of Mr. Zvi Williger as a Director of the Company, to hold office subject to the Company's Articles of Association and the Israeli Companies Law.

        FOR  [_]                   AGAINST  [_]                  ABSTAIN  [_]

     C) Election of Ms. Rachel Bar-Ilan as a Director of the Company, to hold office subject to the Company's Articles of Association and the Israeli Companies Law.

        FOR  [_]                   AGAINST  [_]                  ABSTAIN  [_]

2. To approve compensation to the current and future External Directors for their three years appointment period and to the current and future non-executive Directors (other than Zvi Williger and Joseph Williger) starting January 1st, 2006.

        FOR  [_]                   AGAINST  [_]                  ABSTAIN  [_]

3. To re-appoint Mr. Shay Bazak as an External Director of the Company for additional three-year period.

          (a) If you are NOT A CONTROLLING SHAREHOLDER(1) in the Company, please vote here:

        FOR  [_]                   AGAINST  [_]                  ABSTAIN  [_]

          (b) If you are A CONTROLLING SHAREHOLDER(1) in the Company, please vote here:

        FOR  [_]                   AGAINST  [_]                  ABSTAIN  [_]

4. To nominate Mr. Arial Herzfeld as an External Director of the Company for a period of three years.

          (a) If you are NOT A CONTROLLING SHAREHOLDER(1) in the Company, please vote here:

        FOR  [_]                   AGAINST  [_]                  ABSTAIN  [_]

          (b) If you are A CONTROLLING SHAREHOLDER(1) in the Company, please vote here:

        FOR  [_]                   AGAINST  [_]                  ABSTAIN  [_]

5. Re-appointment of Deloitte Touche - Brightman, Almagor & Co. CPA (ISR) as the Company's Independent Auditors for the year 2006, to serve until the next annual general meeting of the Company's shareholders and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration.

        FOR  [_]                   AGAINST  [_]                  ABSTAIN  [_]

6. Reception and consideration of the Financial Statements of the Company for the fiscal year ended December 31, 2005 together with the report of the auditors thereon and the report of the Board of Directors for such year.

        FOR  [_]                   AGAINST  [_]                  ABSTAIN  [_]


And in their discretion with respect to any other matter that may properly be presented at the Annual General Meeting or any adjournment thereof.

THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDERS. IF NO OTHER DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3, 4, 5 AND 6.

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Annual Meeting and Special Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

                                       Date: ___________________________________

                                       Signature: ______________________________

                                       Signature: ______________________________


(PLEASE SIGN EXACTLY AS YOUR NAME APPEARS ABOVE. IF SHARES ARE OWNED IN JOINT NAMES, EACH JOINT OWNER MUST SIGN. IF SIGNING AS EXECUTOR, ADMINISTRATOR, TRUSTEE, ATTORNEY OR GUARDIAN, OR AS AN OFFICER OF A CORPORATION OR GENERAL PARTNER OF A PARTNERSHIP, PLEASE ALSO GIVE YOUR FULL TITLE)

PLEASE SIGN AND RETURN THIS PROXY PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS NECESSARY IF MAILED IN THE UNITED STATES.

--------------------------------------------------------------------------------
(1) A "Controlling Shareholder" is defined in the Israeli Companies Law as a shareholder with the ability to direct the activity of the Company, excluding an ability deriving merely from holding an office of director or another office in the company. Under the Israeli Companies Law, a person shall be presumed to control the company if he holds half or more of (1) The right to vote at a general meeting of the Company or a corresponding body of another corporation; or (2) The right to appoint directors of the company or its general manager